FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2007

Commission File Number 1-8320

Hitachi, Ltd.

(Translation of registrant’s name into English)

6-6, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-8280, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X         Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                  No       X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K contains the following:

1.	Press release dated December 11, 2007 regarding strengthening of Car Information Systems operations.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hitachi, Ltd.
(Registrant)

Date December 13, 2007	By	/s/ Masahiro Hayashi
Masahiro Hayashi
Executive Vice President and Executive Officer

FOR IMMEDIATE RELEASE

Hitachi Strengthens Car Information Systems Operations

Boost R&D efficiency by

consolidating development capabilities to Clarion Group

Tokyo, December 11, 2007 – Hitachi, Ltd. (TSE: 6501 / NYSE: HIT) and Clarion Co., Ltd. (TSE: 6796) today announced that they are taking steps to improve the efficiency of product development in the CIS (Car Information Systems) business. The companies plan to dissolve HCX Corporation, their joint-venture for development, on March 31, 2008, and simultaneously transfer its research and development resources to Clarion and its wholly-owned subsidiary, Xanavi Informatics Corporation.

Improving product development by the consolidation of development capabilities to Clarion will strengthen Hitachi’s CIS business, business that is believed to continue to expand and diversify in step with advances in automotive internal-external information networking.

Hitachi is committed to strengthening automotive systems operations, including the CIS sector, as a core business of the Hitachi Group. In December 2000, Hitachi, Clarion and Xanavi established HCX* to develop CIS products, with particular emphasis on establishing a common platform for car navigation systems.

Hitachi and Clarion have progressively reinforced CIS business collaboration. A comprehensive alliance concluded between the companies in 2005 was followed by Clarion becoming a consolidated subsidiary of Hitachi in 2006. Further measures to integrate the Hitachi Group’s CIS business operations continued into 2007, with Hitachi’s wholly-owned subsidiary Xanavi being made a wholly-owned subsidiary of Clarion in a move aimed at consolidating Clarion and Xanavi production and purchasing functions under Clarion.

By concentrating additional development power within the Clarion Group, the upcoming transfer of HCX development resources will provide Hitachi with the higher product development efficiency it needs to create highly competitive CIS products for a market that is expected to broaden and deepen with advances in networking between cars and the outside world.

In moving forward with CIS business expansion, Hitachi and Clarion are placing priority on the development of basic software and advanced technologies that provide a platform for product enhancement and on achieving higher across-the-board efficiency in areas ranging from material procurement and production to marketing and services.

*	In 2005, HCX shares owned by Xanavi were transferred to Hitachi, thereby making HCX a joint venture company between Hitachi and Clarion.

1.	Profile of HCX Corporation

	1) Headquarters	:	12-6, Higashishinagawa 4-chome, Shinagawa-ku, Tokyo

	2) President	:	Shoichi Minagawa

	3) Lines of business	:	Development of communications equipment, devices and systems for installation in automotives

	4) Established	:	December 21, 2000

	5) Capital	:	100 million yen (as of September 30, 2007)

	6) Issued shares	:	2,000

	7) Fiscal year	:	April 1 to March 31

	8) Number of employees	:	47 (as of November 30, 2007)

	9) Principal shareholders and ownership	:	Hitachi, Ltd. : 66% Clarion Co., Ltd. : 34%

2.	Dissolution schedule

HCX will be dissolved and its development resources transferred to Clarion and Xanavi on March 31, 2008.

3.	Future prospects

As the effect of the dissolution on the consolidated results of Hitachi and Clarion will be minimal, the companies have not revised their financial forecasts.

About Hitachi, Ltd.

Hitachi, Ltd., (NYSE: HIT / TSE: 6501), headquartered in Tokyo, Japan, is a leading global electronics company with approximately 384,000 employees worldwide. Fiscal 2006 (ended March 31, 2007) consolidated revenues totaled 10,247 billion yen ($86.8 billion). The company offers a wide range of systems, products and services in market sectors including information systems, electronic devices, power and industrial systems, consumer products, materials and financial services. For more information on Hitachi, please visit the company’s website at http://www.hitachi.com.

About Clarion Co., Ltd.

Clarion ranked among the top 100 Global OEM Suppliers by Automotive News. Clarion joined Hitachi-group as a consolidated subsidiary since 2006. Clarion, an international leader in car audio and electronics since 1940, conducts research, development, engineering, design, manufacturing, sales and marketing of vehicle entertainment, navigation, communications and security products for the automotive and recreational vehicle environments. Clarion Group has over 10,000 employees worldwide and 12 factories in 8 countries, with marketing and sales affiliates in Europe, North and South America, Asia and Australia. Clarion is located on the Web at www.clarion.com.

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